恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964

RECEIVED

2005 OCT 18 P 5:11

Our Ref.: HASE/TL/HI/04363

05011840

7th October, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Joint Announcement
– Despatch of scheme document in relation to the proposed privatisation of Henderson Cyber Limited by the Company and The Hong Kong and China Gas Company Limited by way of a scheme of arrangement ("Scheme Document")

We enclose for your information a copy of the Company's announcement on 6th October, 2005 in relation to the despatch of Scheme Document, which is advertised in newspapers today.

Yours faithfully,

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

The Hong Kong and China Gas Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

hendersoncyber

Henderson Cyber Limited
恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8023)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF HENDERSON CYBER LIMITED BY THE OFFEROR GROUP BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

DESPATCH OF SCHEME DOCUMENT

Joint Financial Advisers to the Offeror Group

HSBC

CLSA
ASIA-PACIFIC MARKETS

The Scheme Document was despatched to the Shareholders on Thursday, 6th October, 2005.

The respective notices of the Court Meeting and the extraordinary general meeting of HCL to be held on Monday, 31st October, 2005 are set out in the Scheme Document.

Independent Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendations in relation to the Proposal as set out in the letter from Platinum, the independent financial adviser to the Independent Director, before making a decision on the Proposal.

Shareholders and/or potential investors in HCL should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Thursday, 8th December, 2005 (Cayman Islands time). Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Scheme Shareholders will be notified accordingly by press announcements and also by announcement published on the GEM website.

Shareholders should note that the timetable is subject to change. Further announcement(s) will be made in the event that there is any change.

Shareholders and/or potential investors in HCL are advised to exercise extreme caution when dealing in the Shares.

Introduction

Reference is made to the joint announcement dated 16th August, 2005 (the "**First Announcement**") by Henderson Cyber Limited ("**HCL**"), Henderson Investment Limited ("**HIL**"), The Hong Kong and China Gas Company Limited ("**HKCG**") and Henderson Land Development Company Limited and the joint announcement dated 5th September, 2005 by HCL, HIL and HKCG (together with the First Announcement, the "**Announcements**"). Terms defined in the Announcements have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

The Scheme Document was despatched to the Shareholders on Thursday, 6th October, 2005.

The Scheme Document contains, inter alia, further details of the Proposal and the Scheme, the expected timetable, the explanatory memorandum as required under the Rules of the Grand Court, information regarding the HCL Group, the letters from the independent director of HCL (the "**Independent Director**") and the independent financial adviser to the Independent Director referred to below, a notice of the Court Meeting and a notice of the extraordinary general meeting of HCL (the "**Extraordinary General Meeting**").

Recommendation of the Independent Director

The Independent Director, Mr. Leung Yuk Kwong, being an independent non-executive director of HCL, has been appointed by the board of directors of HCL to make a recommendation to the Independent Shareholders in respect of the Proposal.

Platinum Securities Company Limited ("**Platinum**") has been appointed by the board of directors of HCL as the independent financial adviser to advise the Independent Director in connection with the Proposal. The Scheme Document contains, inter alia, a letter from Platinum giving its advice and recommendation to the Independent Director on the Proposal.

The Independent Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Platinum before making a decision on the Proposal. Actions to be taken by the Shareholders are set out in the Scheme Document.

Indebtedness

At the close of business on 31st July, 2005, being the latest practicable date for the purpose of the indebtedness statement prior to the printing of the Scheme Document, the HCL Group had no outstanding borrowings.

Contingent liabilities of the HCL Group as at 31st July, 2005 amounted to approximately HK$0.6 million which consisted of guarantees given by the HCL Group to banks in respect of banking facilities extended to certain subsidiaries of the HCL Group.

Meetings

The Court Meeting and the Extraordinary General Meeting (collectively, the "**Meetings**") will be held at 11:00 a.m. and 11:30 a.m. (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Monday, 31st October, 2005 in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong. Notices of the Meetings are set out in the Scheme Document.

As at 3rd October, 2005, being the latest practicable date prior to the printing of the Scheme Document for ascertaining certain information contained therein (the "**Latest Practicable Date**"), Felix Technology Limited (an indirect wholly-owned subsidiary of HIL) and Technology Capitalization Limited (an indirect wholly-owned subsidiary of HKCG) (collectively the "**Controlling Parties**") were beneficially interested in an aggregate of 4,235,913,616 Shares, representing approximately 84.72% of the issued share capital of HCL. Such Shares, by reason of the fact that the Controlling Parties are respective indirect wholly-owned subsidiaries of HIL and HKCG (the Offeror Group), will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition restricting the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve the reduction of the issued share capital of HCL as a result of the Scheme.

In addition, the parties acting in concert with the Offeror Group which as at the Latest Practicable Date comprised Banshing Investment Limited, Covite Investment Limited, Markshing Investment Limited, Gainwise Investment Limited, Darnman Investment Limited, Dr. Lee Shau Kee, Fu Sang Company Limited, Mr. Lee King Yue, Mr. Ho Wing Fun, Mr. Lee Tat Man, The Hon. Lo Tak Shing, Mr. Leung Sing and HSBC (and members of the HSBC group which were deemed to be acting in concert with the Offeror Group under the Takeovers Code) (collectively the "**Excluded Parties**"), who as at the Latest Practicable Date were collectively beneficially interested in 59,420,173 Shares representing approximately 1.19% of the issued share capital of HCL, and their nominees in whose names some of the Shares in which they were beneficially interested were registered will not, for the reasons already

explained above, attend and vote at the Court Meeting in person or by proxy in their capacity as Scheme Shareholders. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting (other than Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun who confirmed, in seeking ruling from the Executive that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal, that they will not take part as Shareholder in meetings of Shareholders to approve the Proposal).

A further announcement will be made by HCL in relation to, inter alia, the voting results of the Court Meeting and the Extraordinary General Meeting.

Closure of register of members

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting, the register of members of HCL will be closed from Wednesday, 26th October, 2005 to Monday, 31st October, 2005 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 25th October, 2005.

Provided that the Proposal is approved, the last day for dealing in the Shares on the Stock Exchange will be Thursday, 1st December, 2005. In such an event, the register of members of HCL will be closed from Thursday, 8th December, 2005. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with the HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 7th December, 2005.

Conditions of the Proposal

Shareholders and/or potential investors in HCL should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Thursday, 8th December, 2005 (Cayman Islands time). Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 28th February, 2006 or such later date as the Offeror Group and HCL may agree or as the Grand Court on application of the Offeror Group or HCL may allow and the Scheme Shareholders will be notified accordingly by press announcements and also by announcement published on the GEM website.

The listing of the Shares on GEM will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

Shareholders and/or potential investors in HCL are advised to exercise extreme caution when dealing in the Shares.

Expected Timetable

	2005
Latest time for lodging transfers of the Shares to qualify for entitlement to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Tuesday, 25th October
Register closed for determination of entitlements to attend and vote at the Court Meeting and the Extraordinary General Meeting *(Note 1)*	Wednesday, 26th October to Monday, 31st October (both dates inclusive)
Latest time for lodging forms of proxy in respect of *(Notes 2 and 4)*:	
Court Meeting	11:00 a.m. on Saturday, 29th October
Extraordinary General Meeting	11:30 a.m. on Saturday, 29th October
Suspension of dealings in Shares	9:30 a.m. on Monday, 31st October
Court Meeting *(Note 3)*	11:00 a.m. on Monday, 31st October
Extraordinary General Meeting *(Note 3)*	11:30 a.m. on Monday, 31st October or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Journal and on the GEM website	Tuesday, 1st November
Resumption of dealings in the Shares	9:30 a.m. on Tuesday, 1st November
Hearing of HCL's summons for directions in respect of the capital reduction *(Note 4)*	Thursday, 10th November
Last day for dealings in the Shares	Thursday, 1st December
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Wednesday, 7th December
Book close date *(Note 5)*	Thursday, 8th December
Record time for determining entitlements under the Scheme	5:00 p.m. on Thursday, 8th December
Grand Court hearing of the petition to sanction the Scheme and the petition to confirm the reduction of capital of HCL *(Note 4)*	Thursday, 8th December
Effective date *(Notes 4 and 6)*	Thursday, 8th December

Announcement of effective date and withdrawal of listing published on the Stock Exchange website and the GEM website	Friday, 9th December
Withdrawal of the listing of the Shares on GEM *(Note 6)*	9:30 a.m. on Monday, 12th December
Announcement of effective date and withdrawal of listing in South China Morning Post and Hong Kong Economic Journal and on the Stock Exchange website and the GEM website	Monday, 12th December
Cheques for cash entitlements under the Scheme to be despatched on or before	Saturday, 17th December

Notes:

1. The registers of members of HCL kept in the Cayman Islands and Hong Kong respectively will be closed during such period for the purpose of determining entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting. This book close period is not for determining entitlements under the Scheme.

2. Forms of proxy should be lodged with HCL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not later than the relevant times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting, who has absolute discretion whether or not to accept it, at the Court Meeting if it is not so lodged pursuant to an order of the Grand Court made on 3rd October, 2005. In order to be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for the Court Meeting will not preclude an Independent Shareholder from attending and voting in person at that Meeting. Completion and return of a form of proxy for the Extraordinary General Meeting will not preclude a Shareholder from attending and voting in person at that Meeting. In each such event, the returned form of proxy will be deemed to have been revoked.

3. The Court Meeting and the Extraordinary General Meeting will be held in Miramar Ballroom, Penthouse, Hotel Miramar, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong at the times and dates specified above. Please see the notice of the Court Meeting and the notice of the Extraordinary General Meeting set out in the Scheme Document for details.

4. All references in this announcement and the Scheme Document to times and dates are references to Hong Kong times and dates, other than references to the expected dates for the Grand Court hearing of the petition to sanction the Scheme, the petition and summons for directions to confirm the reduction of capital of HCL and the effective date, which are references to the relevant dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

5. The registers of members of HCL kept in the Cayman Islands and Hong Kong respectively will be closed on that date for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

6. The Scheme will become effective when it is sanctioned (with or without modifications) by the Grand Court and a copy of the Grand Court order is delivered to the Registrar of Companies in the Cayman Islands for registration. Registration is expected to take place on Thursday, 8th December, 2005 (Cayman Islands time) (given that Cayman Islands time is 13 hours behind Hong Kong time, it will either be the late evening on Thursday, 8th December, 2005 (Hong Kong time) or the early morning on Friday, 9th December, 2005 (Hong Kong time)). However, in the event that not all of the Conditions have been fulfilled (or, as applicable, waived) by Thursday, 8th December, 2005, being the proposed date of the Grand Court hearing of the petition to sanction the Scheme and the petition to confirm the reduction of capital of HCL, the timetable of events thereafter will be subject to change. Independent Shareholders should note the Conditions of the Proposal set out in the explanatory memorandum in the Scheme Document. If the Scheme becomes effective, it is expected that the listing of the Shares on GEM will be withdrawn with effect from 9:30 a.m. on Monday, 12th December, 2005.

It should be noted that the above timetable, which is based on the assumption that the Scheme will be approved by the Independent Shareholders and mainly dependent on the availability of the dates for the Grand Court to hear the proceedings relating to the Scheme, is subject to change. Further announcement(s) will be made in the event that there is any change.

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
The Hong Kong and China Gas Company Limited
Ronald CHAN Tat Hung
Executive Director and Company Secretary

By Order of the Board of
Henderson Cyber Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 6th October, 2005

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yin, Mr. Lee Ka Shing, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming, Mr. Suen Kwok Lam and Mr. Sit Pak Wing; (2) non-executive directors: Sir Po-shing Woo, Mr. Philip Yuen Pak Yiu, Mr. Leung Hay Man and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong.

The directors of HIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HKCG Group) misleading.

As at the date of this announcement, the board of directors of HKCG comprises: (1) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi; (2) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; and (3) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HIL Group) misleading.

As at the date of this announcement, the board of directors of HCL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. John Yip Ying Chee and Mr. Douglas H. Moore; (2) non-executive director: Mr. Jackson Woo Ka Biu; and (3) independent non-executive directors: Dr. The Hon. David Li Kwok Po, Professor Ko Ping Keung and Mr. Leung Yuk Kwong.

This announcement, for which the directors of HCL collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to HCL. The directors of HCL, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) is accurate and complete in all material respects

and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *For identification purpose only.*

Please also refer to the published version of this announcement in South China Morning Post.